UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 1

Fairchild Semiconductor International, Inc.

(Name of Subject Company)

Fairchild Semiconductor International, Inc.

(Names of Persons Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

303726103

(CUSIP Number of Class of Securities)

Paul D. Delva, Esq.

Senior Vice President, General Counsel and Secretary

3030 Orchard Parkway

San Jose, California 95134

(408) 822-2000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David C. Karp, Esq.

Ronald C. Chen, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements Items 4 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Fairchild Semiconductor International, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on December 4, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Falcon Operations Sub, Inc. (“Acquisition Sub”), a wholly owned subsidiary of ON Semiconductor Corporation (“Parent”), to purchase all of the Company’s outstanding common stock, par value of $.01 per share (the “Shares”), for $20.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Acquisition Sub dated December 4, 2015, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the disclosure set forth below at the end of the subsection entitled “Background of the Offer” as follows:

On December 8, 2015, the Company issued a press release acknowledging the receipt of an unsolicited offer from certain of the entities comprising the Party G Group to acquire all of the outstanding stock of the Company for $21.70 per Share in cash, which is attached hereto as Exhibit (a)(5)(B).

Item 9. Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(A) the Exhibit as follows:

(a)(5)(B)     Press Release, dated December 8, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 8, 2015

FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

By:	/s/ Paul D. Delva
Name:	Paul D. Delva
Title:	Senior Vice President, General Counsel and Corporate Secretary